Filed by Pharmacopeia, Inc. This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 of the Securities Act of 1934, as amended.
Subject Company: Pharmacopeia, Inc.
Registration No.: 333 70740

August 22, 2001

Pharmacopeia and Eos to Merge

PHARMACOPEIA URGES INVESTORS AND SECURITY HOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING PHARMACOPEIA'S PROPOSED ACQUISITION OF EOS BIOTECHNOLOGY, INC. ("EOS"), AS IT WILL CONTAINS IMPORTANT INFORMATION. Security holders may receive a free copy of the proxy statement/prospectus, as well as other related documents filed by Pharmacopeia, at the Commission's Web site, http://www.sec.gov. In addition, copies of documents filed with the Commission by Pharmacopeia can be obtained, without charge, by directing a request to Pharmacopeia Investor Relations at CN 5350, Princeton, NJ 08543-5350, or (609) 452-3600.

When used anywhere in this document, the words "expects", "believes", "anticipates", "estimates" and similar expressions are intended to identify forward-looking statements. Forward-looking statements herein may include statements addressing future financial and operating results of Pharmacopeia and the timing, benefits and other aspects of the proposed merger. Pharmacopeia has based these forward-looking statements on its current expectations about future events. Such statements are subject to risks and uncertainties including, but not limited to, the successful implementation of Pharmacopeia's strategic plans, the acceptance of new products, the obsolescence of existing products, the resolution of existing and potential future patent issues, additional competition, changes in economic conditions, and other risks described in documents Pharmacopeia has filed with the Securities and Exchange Commission, including its most recent report on Form 10-K and subsequent reports on Form 10-Q. All forward-looking statements in this document are qualified entirely by the cautionary statements included in this document and such filings. These risks and uncertainties could cause actual results to differ materially from results expressed or implied by forward-looking statements contained in this document. These forward-looking statements speak only as of the date of this document. Pharmacopeia disclaims any undertaking to publicly update or revise any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Pharmacopeia: Overview

  •
  Annual revenues ~ $119 m

  •
  750 employees

  —
  150 global sales & marketing

  •
  3 major centers of excellence

  —
  Princeton, San Diego, Cambridge, UK

  •
  Key competencies

  —
  Chemistry

  —
  Biology

  —
  Software

Pharmacopeia: Annual Revenue Growth

Software

Our Opportunity: Challenges Facing R&D

Accelrys Bioinformatics

18 years of bioinformatics leadership

  —
  GCG Wisconsin Package

A market leader for:

  —
  DNA analysis, annotation & reporting

  —
  Secure enterprise-wide data management

  —
  Access to core discovery databases

  —
  Multi-platform servers and desktop clients

Accelrys Life Science Simulation

  •
  15 years as a leading software provider

  —
  Structural biology

  —
  Rational drug design

  —
  Cerius2, Catalyst, Insight II, Quanta

  •
  Integrated project management & modeling

  —
  Target identification

  —
  Target characterization

  —
  Lead definition

  —
  Lead optimization

  —
  Candidate evaluation

Accelrys Cheminformatics

Technology, tools, data content

  —
  Enterprise-wide data management

  •
  biology and chemistry

  —
  Scientist's desktop

  •
  databases and analysis tools

  —
  Chemistry-enabled productivity tools

  —
  Decision support and analysis

  •
  line-of-business

  •
  workflow focus

Accelrys Consulting Services

Innovative Custom Solutions

  —
  Applications development

  —
  Connectivity with 3rd parties

Enterprise-wide Systems Integration

  —
  Data and Information Workflow

  —
  Knowledge Management

  —
  Decision Support

Discovery StudioTM Platform

A Powerful Combination

Genomics + Biology + Chemistry

Pharmacopeia

Pharmacopeia

Pharmacopeia

Pharmacopeia

  •
  More than 80 experienced chemists

  •
  Combinatorial chemistry expertise

  •
  Extensive patent estate

  •
  Multiple pharmaceutical & biotech partners

Pharmacopeia

Pharmacopeia

  •
  Historical programs against ~70 targets

  •
  Experiences with broad spectrum of target classes

  •
  Cellular & molecular biology enabled

  •
  Cell-based & molecule-based assays

Pharmacopeia

Pharmacopeia

  •
  Broad classes of drug-like structures

  •
  Hundreds of chemical scaffolds

  •
  Highly successful (60%) lead discovery

Pharmacopeia

Pharmacopeia

  •
  Established state-of-the-art systems

  •
  Multiple size assay plates, including 1536-wells

  •
  Multiple detection read-outs

  •
  Experienced teams of biologists & chemists

Pharmacopeia

Pharmacopeia

  •
  33 successful programs, challenging targets

  •
  Success rate (80%) beats industry average

  •
  4 have already yielded development candidates

  •
  NCEs poised for partners' clinical development

Pharmacopeia

Pharmacopeia
  •
  Chemi-informatics

  •
  Modeling & simulation technologies

  •
  Bioinformatics

  •
  Enterprise solutions

An excellent complement

Eos: Overview

  •
  Privately-held

  •
  90 Employees

  —
  36 Doctorates

  —
  15 Bioinformaticists

  —
  Biologists, physicians, chemist

  •
  31,000 ft2 in SSF, CA

  •
  $38 million cash

Eos: Major collaborators

DNA vaccine targets for cancer Antibody targets for breast cancer HuMAb mice & co-development Linker & payload technologies

Eos

Eos

Eos: Genome-wide expression

Eos: Genome-wide expression

  •
  Expressed Hu genome on single, proprietary GeneChip®

  •
  Oncology database

  •
  Human body atlas

  •
  >1.5 B datapoints

  •
  Complete genome mouse GeneChip® this quarter

  •
  Mouse body & developmental atlases this quarter

Eos

Eos: Genome-centric bioinformatics

Eos: Genome-centric bioinformatics

  •
  Genome-based, proprietary design of DNA arrays

  •
  Broad annotation of gene map, structure, function

  •
  Integrated databases, including patent literature

  •
  Data-mining and navigation tools

Eos

Eos: Target discovery & validation

Eos: Target discovery & validation

  •
  Targets specific for pathogenic cells

  •
  Membrane-associated targets for therapeutic antibodies

  •
  In vitro & in vivo models for validating targets & MAbs

  •
  Rapid process from target discovery to MAb candidate

  •
  Renewable resource for disease-specific targets

Eos: Prostate cancer specific target

Eos: Antibody validation of new targets

Eos: Completed and active programs

Cancers
— Breast	— Pancreatic
— Colo-rectal	— Melanoma
— Prostate	— Glioblastoma
— Lung	— Uterine
— Bladder	— Renal
— Ovarian	— Cervical
— Head and neck	— Stomach
Angiogenesis
— Proprietary Model System
Human Body Atlas
— > 200 Normal Tissues

Eos: Target pipeline

		Synergy with PCOP
	Total MAb targets	G- Protein Coupled Receptor	Transporter/ Ion Channel	Protease/ Protease inhibitor
Angiogenesis	10	3	1	2
Breast Cancer	27	0	2	2
Colon Cancer	6	0	1	1
Prostate Cancer	27	2	12	3
Lung Cancer	13	1	3	1
Ovarian Cancer	10	4	0	1
Bladder Cancer	8	1	0	1
TOTAL	101	11	19	11

Eos

Eos: Antibody capabilities

Eos: Antibody capabilities

  •
  Antibody generation (fully human, humanized, chimeric)

  •
  Payload & linker technologies to exploit specific targets

  •
  Pre-clinical antibody production in-house

  •
  Outsourced cGMP mfg.

Eos: MAb-linked drug kills prostate ca cells

Eos

Eos: Development

Eos: Development

  •
  Pre-clinical pipeline in multiple diseases

  •
  First clinical candidate — anti-angiogenesis antibody

  —
  In vitro & in vivo efficacy established

  —
  Being cGMP manufactured by ICOS

  —
  IND filing in 2002

  •
  More INDs for therapeutic MAbs expected in 2003

Eos: Genomics-derived therapeutic pipeline

Eos: 2001 JPMorganH&Q

  •
  Anticipated complete human genome GeneChip® array

  •
  Intent to build gene expression databases

  —
  Human body atlas

  —
  Oncology profiles

  •
  Pre-clinical development of lead candidate antibody

Eos: 2001 performance

  •
  Anticipated complete human genome GeneChip® array

  •
  Intent to build gene expression databases

  —
  Human body atlas

  —
  Oncology profiles

  •
  Pre-clinical development of lead candidate antibody

  •
  Human genome GeneChip® fully deployed since Feb 2001

  •
  > 1.5B data points in expression databases

  —
  Internal use

  —
  Scaled to levels for expression databases sales (Accelrys)

  •
  Lead candidate antibody

  —
  cGMP manufacturing

  —
  Initiated primate pharmacokinetic studies

Eos: 2002 JPMorganH&Q

  •
  Proprietary, complete mouse genome GeneChip® array

  •
  Intend to build gene expression databases

  —
  Mouse body atlas

  —
  Mouse developmental atlas

  •
  File IND for lead candidate

  •
  Prepare new clinical candidates for 2003

  •
  Discover hits and early leads for Eos & PCOP targets

  •
  Distribute gene expression DBs thru Accelrys

Pharmacopeia & Eos

What new can we do together ?

  •
  Discover & develop our own therapeutics

  —
  Antibodies AND small molecule drugs

  —
  In-license clinical stage therapeutic candidates

  •
  Partner Rx candidates, retain part ownership

  —
  Disease-specific collaborations

  —
  Antibodies plus drugs for novel targets

  —
  Therapeutic candidates with clinical and-or pre-clinical data

  •
  Expand Accelrys' offerings

  —
  Proprietary content & software—complete Hu & Mu genome expression

  —
  Predictive toxicology databases

Merged company milestones — 2002

  •
  File IND — therapeutic antibody for anti-angiogenesis

  •
  Begin manufacturing 2 additional antibody candidates

  •
  Partners file 2 INDs — partnered small molecules

  •
  Identify 2 new small molecule leads for genome-derived targets

  •
  Sign new collaboration involving targets, MAbs, and NCEs

  •
  Enable Accelrys' entry into proprietary content business

  •
  Launch human & murine gene expression databases via Accelrys

  •
  Grow Accelrys revenue 20%

A Powerful Combination

A Powerful Combination

Genome-centric

Biology-driven

Chemistry-rich

A Powerful Combination

A fully integrated therapeutic R&D company

A Powerful Combination